# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wallbox N.V., CIK 0001866501
CUSIP: N94209124
Title of class of securities: Class A ordinary shares, nominal value (Euro) 2.40 per share
Address of issuer's principal executive offices: Carrer del Foc, 68, Barcelona, Spain (U3), 08902
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001981587

## Reporting persons
- CONSILIUM, S.L.: type of reporting person: other (OO); citizenship or place of organization: Spain (U3); sole voting power 1,696,253; shared voting power 0; sole dispositive power 1,696,253; shared dispositive power 0; aggregate amount beneficially owned 1,696,253 (7.2% of the class)

## Item 1. Issuer
Name of issuer: Wallbox N.V.
Address of issuer's principal executive offices: Carrer del Foc, 68, Barcelona, U3, 08038

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of CONSILIUM, S.L. (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is Plaza Europa, Numero 34, P.20, L'Hospitalet de Llobregat, Barcelona, Spain 08902.
Citizenship: The Reporting Person is organized under the laws of Spain.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person is the beneficial owner of 1,696,253 Class A Ordinary Shares, consisting of (i) 1,445,573 Class A Ordinary Shares held by the Reporting Person directly and (ii) 250,680 Class A Ordinary Shares issuable upon exercise of outstanding warrants held by the Reporting Person that are exercisable within 60 days.
Percent of class:
7.2%

Percentage is based on 16,778,631 Class A ordinary shares outstanding as of December 31, 2025, as reported by the Issuer in its Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on April 9, 2026, plus 6,603,523 Class A ordinary shares issued on June 30, 2025 and July 1, 2026, as reported by the Issuer in its Form 6-K, filed with the SEC on July 2, 2026, plus 250,680 Class A ordinary shares issuable upon exercise of outstanding warrants beneficially owned by the Reporting Person.
Sole power to vote or to direct the vote: 1,696,253
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,696,253
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CONSILIUM, S.L.: /s/ Gonzalo Garcia-Torrent Carballo, Gonzalo Garcia-Torrent Carballo, Proxy (07/28/2026)